Exhibit 99.1

MIND CTI Reports Second Quarter 2016 Results

Yoqneam, Israel, August 2, 2016 MIND C.T.I. LTD. – (NasdaqGM:MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises, today announced results for its second quarter ended June 30, 2016.

The following will summarize our major achievements in the second quarter of 2016 as well as our business. Full financial results can be found in the Investor Information section of our website at www.mindcti.com/investor/PressReleases.asp and in our Form 6-K.

Financial Highlights

●	Revenues were $4.3 million, compared to $5.2 million in the second quarter of 2015.
●	Operating income was $1.0 million, or 23% of total revenues, compared to $1.7 million or 33% of total revenues in the second quarter of 2015.
●	Net income was $1.0 million, or $0.05 per share, compared to $1.6 million, or $0.08 per share in the second quarter of 2015.
●	Large follow-on orders and one strategic win with our enterprise solutions.
●	Cash flow from operating activities was $1.5 million.

Financial Six Months Highlights

●	Revenues were $8.9 million, compared to $10.9 million in the first six months of 2015.
●	Operating income was $2.1 million, or 24% of total revenues, compared to $3.3 million or 30% of total revenues in the first six months of 2015.
●	Net income was $2.2 million, or $0.11 per share, compared to $2.5 million, or $0.13 per share in the first six months of 2015.
●	Cash flow from operating activities in the first six months of 2016 was $2.3 million.

As of June 30, 2016 we had 295 employees, compared with 355 as of June 30, 2015.

Cash position was $16.8 million as of June 30, 2016, compared with $17.1 million as of June 30, 2015.

Monica Iancu, MIND CTI CEO, commented: “While we are disappointed with our weak revenues in the second quarter we are happy to announce that after quarter end we closed a significant new win. We repeatedly mentioned the hesitance of carriers in the markets we are active in, to commit to large projects of business transformation and the very long sales cycles. Such a long cycle came to completion recently and we expect to recognize the revenue of this multi-million deal mainly during 2017. We are pleased as always with the follow-on orders that reconfirm our customer satisfaction. We plan to enhance our focus on entering new markets and we continue the ongoing investment in maintaining an up-to-date billing platform while we expect to continue to execute on our profitability targets.”

Revenue Distribution for Q2 2016

Revenues in the Americas represented 73.7%, revenues in Europe represented 16.4% and revenues in the rest of the world represented 9.9% of our total revenues.

Revenues from customer care and billing software totaled $3.4 million, or 79% of total revenues, while revenues from enterprise call accounting software totaled $0.9 million, or 21% of total revenues.

Revenues from licenses were $1.2 million, or 28% of total revenues, while revenues from maintenance and additional services were $3.1 million, or 72% of total revenues.

Multiple Orders

Similar to other quarters, our follow-on orders include license expansions, additional onsite services and customizations that enable our customers to support new technologies and offer new business models or new services (mainly LTE related services).

Our unified communications analytics and call accounting solutions for enterprises target mainly very large multinational corporates. We have partnered with one major vendor in this segment and for the last two years we worked together on several opportunities, one of which materialized in our first win with this important partner during the second quarter.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers in more than 40 countries around the world. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania and Israel.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

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MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2016	2015	2016	2015
	Unaudited
	U.S. dollars in thousands (except per share data)

Revenues	$4,330	$5,194	$8,894	$10,898
Cost of revenues	1,749	2,173	3,637	4,627
Gross profit	2,581	3,021	5,257	6,271
Research and development expenses	902	650	1,893	1,412
Selling and marketing expenses	266	364	472	605
General and administrative expenses	431	299	788	983
Operating income	982	1,708	2,104	3,271
Financial income (expenses) - net	79	155	339	(134)
Income before taxes on income	1,061	1,863	2,443	3,137
Taxes on income	26	277	234	646
Net income for the period	$1,035	$1,586	$2,209	$2,491

Earnings per share (basic and diluted)	$0.05	$0.08	$0.11	$0.13

Weighted average number of shares used in computation of earnings per share in thousands:

Basic	19,233	19,198	19,223	19,165
Diluted	19,282	19,273	19,273	19,275

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MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2016	2015
	Unaudited	Audited
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$7,563	$11,475
Short-term bank deposits	2,156	1,498
Marketable securities	5,281	5,151
Accounts receivable, net:
Trade	812	2,243
Other	524	213
Prepaid expenses	335	232
Deferred cost of revenues	57	78
Deferred income taxes	187	187
Inventory	9	9
Total current assets	16,924	21,086

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities - available-for-sale	1,753	1,441
Severance pay fund	1,699	1,623
Deferred income taxes	54	54
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	530	591
GOODWILL	5,430	5,430
Total assets	$26,390	$30,225

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$283	$237
Other	1,246	2,264
Deferred revenues	3,541	3,664
Total current liabilities	5,070	6,165
LONG-TERM LIABILITIES :
Deferred revenues	402	426
Employee rights upon retirement	1,843	1,786
Total liabilities	7,315	8,377

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	25,915	25,862
Accumulated other comprehensive loss	(69)	(195)
Differences from translation of foreign currency financial statements of a subsidiary	(877)	(877)
Treasury shares	(1,661)	(1,692)
Accumulated deficit	(4,287)	(1,304)
Total shareholders’ equity	19,075	21,848
Total liabilities and shareholders’ equity	$26,390	$30,225

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MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2016	2015	2016	2015
	Unaudited
	U.S. dollars in thousands
Cash flows from operating activities:
Net income	$1,035	$1,586	$2,209	$2,491
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	37	48	83	97
Accrued severance pay	16	46	34	64
Unrealized loss (gain) on marketable securities, net	(19)	59	(37)	100
Employees share-based compensation expenses	23	26	53	52
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	757	114	1,431	163
Other	(140)	7	(311)	34
Decrease (increase) in prepaid expenses and deferred cost of revenues	75	197	(82)	(10)
Increase (decrease) in accounts payable and accruals:
Trade	(67)	(664)	46	39
Other	(268)	233	(1,018)	(231)
Increase (decrease) in deferred revenues	74	475	(147)	979
Net cash provided by operating activities	1,523	2,127	2,261	3,778

Cash flows from investing activities:
Purchase of property and equipment	(11)	(93)	(22)	(119)
Severance pay funds	(18)	(35)	(53)	(28)
Investment in marketable securities	(184)	(236)	(93)	(243)
Investment in marketable securities - available for sale	-	-	(186)	-
Proceeds from (investment in) short-term bank deposits	(798)	(1)	(658)	3,025
Net cash provided by (used in) investing activities	(1,011)	(365)	(1,012)	2,635
Cash flows from financing activities:
Employee stock options exercised and paid	-	-	31	154
Dividend paid	-	-	(5,192)	(5,758)
Net cash used in financing activities	-	-	(5,161)	(5,604)

Increase (decrease) in cash and cash equivalents	512	1,762	(3,912)	809
Balance of cash and cash equivalents at beginning of period	7,051	7,147	11,475	8,100
Balance of cash and cash equivalents at end of period	$7,563	$8,909	$7,563	$8,909

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